CERTIFICATE OF AMENDMENT
TO THE BYLAWS OF
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

The undersigned, the duly acting and qualified Assistant Secretary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the “Company”), hereby certifies that the following amendment to the Bylaws of the Company (the “Bylaws”) was duly adopted by the Board of Directors of the Company to become effective as of March 13, 2007, pursuant to Article VII of the Bylaws:

Article III of the Bylaws, entitled “Directors”, is amended by adding a new Section 17 as follows:

Section 17. Resignation Policy. If a director receives less than a majority of the votes cast at an election at which the number of nominees does not exceed the number of directors to be elected, such director shall tender his or her resignation to the Board. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a director nominee exceeds the number of shares voted “against” that nominee or “withheld” for that nominee. The Governance and Nominating Committee (or comparable committee of the Board) will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee’s recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. Unless all directors have tendered their resignations pursuant to this Section 17, the director(s) who tender(s) his, her or their resignation(s) will not participate in the Board’s decision with respect to his or her offer to tender resignation. For purposes of clarity, this Section 17 shall not apply in any election at which the number of nominees exceeds the number of directors to be elected.

This foregoing statement is true and correct to the best of my knowledge, and this Certificate of Amendment is executed at White Plains, New York on March 18, 2008.

/s/ Michael Dojlidko
Michael Dojlidko
Assistant Secretary